Exhibit 99.1

Media Release

IMV Inc. Announces Chief Financial Officer to Retire

Dartmouth, Nova Scotia, and Cambridge, Mass., November 22, 2021. IMV Inc. (NASDAQ: IMV; TSX: IMV) (“IMV” or “the Company”), a clinical-stage company developing a portfolio of immune-educating cancer therapies based on its novel DPX platform, today announced that Pierre Labbé, the Company’s Chief Financial Officer, will retire on March 31, 2022. The Company has retained an executive search firm and Mr. Labbé will continue to consult with IMV to support the transition after his retirement.

“Pierre’s financial stewardship has ensured that sufficient resources are in place to reach our upcoming key milestones. We anticipate moving toward registration trials on the back of the early top-line MVP-S data next year. We also continue to work on developing a portfolio of early-stage cancer immunotherapies utilizing our DPX platform, both for in-house programs and in collaboration with partners,” said Andrew Hall, interim Chief Executive Officer. “We will continue to strengthen IMV’s team with seasoned industry leaders. On behalf of the entire team at IMV and our Board of Directors, we thank Pierre for his dedication and hard work and wish him a happy retirement.” “I am proud of what we accomplished in my five years at IMV as we move ahead and look forward to working with the team through the transition,” said Pierre Labbé.

About IMV

IMV Inc. is a clinical stage biotechnology company developing a portfolio of immune-educating cancer therapies, based on its novel DPX platform, to treat solid and blood cancers while preserving patients’ quality of life. We are dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing hard-to-treat cancers We are committed to developing a new class of immunotherapies that balance tolerability and efficacy to treat cancer. The Company is developing a portfolio of novel therapies based on DPX, its versatile immune-educating technology platform, which drives a specific, robust, well-tolerated and persistent anti-tumor immune response, potentially offering long-lasting benefit to patients with solid or blood cancers. IMV’s lead compound, maveropepimut-S (MVP-S) is currently being evaluated in a range of oncology applications including neoadjuvant and checkpoint combination settings. MVP-S demonstrated clinical benefit in patients with difficult-to-treat cancers; and safety and tolerability have been seen in more than three hundred patients.

IMV is also developing another DPX-based immunotherapy: DPX-SurMAGE, a dual targeted immunotherapy being evaluated in patients with bladder cancer. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will,” “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the ability of the DPX delivery platform to elicit robust immune responses and the versatility and potential of the DPX delivery platform to treat a wide range of disease. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
O: (902) 492.1819 ext: 2009
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext: 1042
M: (514) 617-9481
E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com